Exhibit (a)(13)
                         Georgeson & Company Inc.

From:     CDSI Holding Corporation
          c/o Welsh, Carson, Anderson & Stowe
          320 Park Avenue
          New York, New York  10022

For Release:   Immediately

Contact:  Tony Vecchio
          Georgeson & Company Inc.
          (212) 440-9800


             CDSI Acquisition Corp. Completes Tender Offer For
             _________________________________________________
                        Control Data Systems, Inc.
                        __________________________


          New York, New York, August 12 -- CDSI Holding Corporation, a corporation formed at the direction of Welsh, Carson, Anderson & Stowe
(WCAS), announced today that its wholly-owned subsidiary, CDSI Acquisition Corp., has completed its cash tender offer for all outstanding shares of common stock of Control Data Systems, Inc. (NASDAQ: CDAT), at a price of $20.25 per share.

          CDSI Holdings stated that 11,255,901 shares of Control Data Systems' common stock, or approximately 89% of the presently outstanding common stock, or 79% of the fully diluted common stock (including 835,028 shares that were subject to guarantees of delivery) had been tendered pursuant to the offer, which expired at midnight, New York City time, on August 11, 1997, and that all such shares had been or will be purchased in accordance with the terms of the offer. The offer is being financed by the sale of equity and debt securities to certain investment funds and related persons affiliated with WCAS and a credit facility provided by NationsBank of Texas, N.A. and The Bank of Nova Scotia.

          Pursuant to the terms of the Merger Agreement under which the offer was made, all shares of Control Data Systems common stock not tendered and purchased in the offer will be acquired in a second step merger transaction at the same price of $20.25 per share.

          Control Data Systems is a global software and services company dedicated to helping organizations integrate the enterprise-wide systems required to create, transmit, access and control electronic information. With its Rialto brand of directory-enabled software tools and services, the company is focused on the architecture, implementation and lifetime support of digital commerce and enterprise-wide client-server solutions for business and government.

<PAGE #>
          WCAS is one of the country's leading private investment firms. It focuses on two primary industries: health care and information services.